Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

* * *

The following is the transcript of a presentation made by Gas Natural SDG, S.A. on November 23, 2005 in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

Gas Natural SDG, S.A.

Transcript of Webcast held November 23, 2005

This presentation was made in Spanish and simultaneously translated to the audience into English by an interpreter. This is the transcript of the English translation. This transcript may contain certain errors and omissions as a result of the transcript process, for which Gas Natural SDG, S.A. is not responsible.

Moderator	Good morning everybody. Thank you for being here coming to this strategic presentation of Gas Natural in which we are going to give you an update on the state of the take-over bid against Endesa. We have the CEO Mr. Rafael Villaseca; the General Director for Finance, Mr. Carlos Alvarez; and the Director for Strategy & Development Mr. Antoni Basolas. I will pass the floor to our CEO Mr. Villaseca.

This micro and the other one. You can start if you want.

Mr. Rafael
Villaseca	Good morning ladies and gentlemen. Good morning everyone. Thank you very much for being here: Here physically in this room and through our wireless connection. Our aim is to talk to you once again and tell you how the operation, the offer is going. This tender offer is dilated over time for reasons you are familiar with. We think that it is good to give you periodic updates on the process and the novelties that might have occurred or emerged and at the same time insist upon the fundamental points of the operation. So without further ado, I am going to go into my presentation and then I will be very pleased to clarify whatever questions you have.

We are going to develop this four point agenda today. I am going to explain what the current situation of the process is. We will insist again on the keys of the energy project that we are going to develop, what the determining factors are and how we see them. We are going to explain why the operation is financially attractive; and finally, we will explain why we believe that this operation will lead to the development of a more efficient market; then we will have the questions.

If we go to the first point, what is the development of the process, allow me to tell you about what presumably the evolution of the milestones of our offer will be. As you know on the 6th of September, we exposed or presented a plan in the same period that we are contemplating now but mid April, the take-over bid would come to a close. This plan is being complied with. We have no delays and things have developed in an absolutely normal way. Although, some things have occurred that we are going to explain now that have led to a lot of parallel activity, but that has not distorted the total or full length of the process or delayed compliance with the intermediate milestones, and that I am going to tell you about now.

First of all, this is the top of the program. The Competition authorities in Spain approved that the beginning of November, the Commission for the Defence of Free Competition sent this report to the tribunal, to the court and the process continues. The competition authorities continue with this and then this will lead to the final report from the court and then the final resolution from the Council of Ministers. It is absolutely fundamental to point out because this has given journalists a lot to do in recent weeks. Important to say is that the European Competition authorities as we said or we thought have recently, in the last few days, confirmed clearly what the situation is. As regards the National Commission for Energy, it issued its binding report as regards Resolution No. 14 that has been resolved, Function 14; and they are now working on Function 15 which is not binding and finally, the Council of Ministers will have to bear that in mind when they produce their final resolution; as to golden share issued, will have to be solved yet. We do not think that it will be difficult to fit this in within the period and this will allow finally a situation whereby in the month of February, the CNMV, the National Commission for the Stock Exchange and Securities and Investments will lift or waive the suspension of the offer if everything goes well and we think it will. The take-over bid is advancing with absolute normalcy.

And if we want to go into further detail the main milestones that are being completed have to do with the report from the Service for the Defence of Competition which was closed in November and it was reported in the news officially and published in the web page too, and the report was sent to the court, to the tribunal for the Defence of Competition. It is a long document that analyzes the situation. It is an analysis and a presentation of the situation of the electric and gas industry in Spain. The National Commission for Energy approved Function 14 with a series of conditions that this company can comply with them and will comply with them and on the 8th of November it was made clear. So that it is something resolved that I insist thus lead to a series of conditions that, I repeat, this company is fully prepared to comply with.

So we have to also point out how long the European Commission, at the request of Italy and Portugal, is going to analyze the take-over bid and finally deny the ENDESA claim to attribute the definition of this operation as European on November, 15th. So we got the National Commission for energy and the CNMV. We are waiting for their decision. The Council of Ministers and finally the CNMV and the SEC in New York which will have to open up the period of acceptance.

Let me just focus on the decision of the European Commission. As you know on the 28th of October, as I said before, the European Commission rejected Portugal and Italy’s request for European Commission review and on November 15th rejected the Endesa’s claim. We are satisfied as I suppose you know the contents of that resolution is clear and firm. It reiterates something that we have said several times and there are two points here. Firstly, we can only based our operations on audited and clear figures. There is no exception. We cannot use accounts that are different from the definite and audited accounts. Finally, as regards to adjustments proposed by Endesa to audited accounts, we have to say that of the 30-odd adjustments that Endesa performed, the Commission analyzed nine in debts, rejected them all and concluded that it was not necessary to continue to study because 75% of the turn-over in Spain had been reached and it was therefore not necessary to continue to determine the non-community character of this operation.

This was our position, definite audited figures and adjustments and alterations to accounted figures or the figures accounted by Endesa were not acceptable. We are glad that has been recognized and happy because that has not altered or delayed the process. But we are sorry for the time that had to be invested in this and therefore it had to be invested in trying to clarify all these problems.

This is water under the bridge. Now we have the tasks that are explained already to do to finally make the process what we want it to be right from beginning. Allow me to insist once again on the fact that our objective is to, as a result of this operation, create a leading, fully integrated global energy group whose characteristics we are going to define once again. First of all, we have to present the benefits from gas and power convergence. The second we have to emphasize in the future the importance of leveraging on gas procurement not only within the gas market but in the electric market too. The third is that we have to itemize the electric generation portfolio. The fourth thing is that we have to integrate management of gas and electricity customers. Fifth point is that we have to strengthen the international business, and finally the operation should give us or show us that there is proven ability to deliver.

If we go into the first of these points, the advantages of convergence between gas and electricity, I want to insist on some factors and I am going to begin by demand in Spain. As you can see on the graph on the left, in accordance with the National Energy Plan, between 2002-2011 annual accumulated growth for gas demand would be about 9%. The truth of the matter is that between 2002-2004 growth has been 16% and in the current year, growth exceeds 20%, so we are at a very high rate of growth for gas demand in our country and this leads us to believe that the growth rate will not come below 9% over the next years. On the contrary, it will increase quite notably. If we look on the right, you can see that what was foreseen and the National Energy Plan is being complied with. This is happening because gas has jumped from 19% to 33% in terms of being a source for electricity. This is a relevant information which confirms the growth of this gas demand. As you can see the yellow and blue colors are for the industrial and residential market and they are growing, but the demand for combined cycle plants is going exponentially and justifies this growth in gas as a source of power generation, which I insist is higher than a 20% at these moments. We should not be surprise because Spain at this time has a deficit in the electric power generation and over the next few years it is not possible to correct this other than by combined cycle plants. Renewable will be quite relevant as a complement but they are not going to be adequate. Any other decision that is made and what is not included in the plans today like nuclear power or others is not within the horizon of the next five or ten years. So within the next five or ten years, the only solution is to invest in combined cycle gas turbine plants in order to cover the demand for electricity in Spain. So we think that gas is fundamental in Spain and Europe.

More important is that the sound rational for gas and power integration is obvious in the light of all this, and this leads us to a growth of gas power generation from 6,000 megawatts in 2004 to an expected 24,000 megawatts of stored capacity in 2008. These are very, very significant figures that contrast with the low level of integration between gas and power in Spain at the moment. At this time, you can see on the chart on the screen, the total capacity for generation which is 68.5 gigawatts, only 12% is combined cycles and the company that is developing these have a low level of integration at this time in terms of gas versus electricity. As you can see, the company with a strong presence in combined cycles do not have a strong presence in gas. And the other way around, Gas Natural has a high presence in gas, 23 BCMs, only has 19% of the power market. All other electric market is combined cycles but it is not very relevant.

It is clear that the integration between generation capacity that Endesa has, plus Gas Natural at this time and the capacity for contracting gas in the future will lead to well-balanced structure to cover the situation of the market right now and in the future.

If we look at other aspects it is important to point out that it is not just a question of having this ability to supply but also to have enough capacity and to be flexible and diversified enough that shows and at the point of application to guarantee the adequate development of activities. In this respect, Gas Natural will give this to Endesa by size, flexibility.

If you see the top left graph, in accordance with Wood McKenzie over the next few years from 2000-2010 Europe, there will be an increase of gas needs of 100 BCMs, which is a tremendous figure. If you see this 100 BCMs are going to depend on the international market and we are going to have to diversify sources of supply by liquid natural gas mainly. When we talk about the immediate future, we talk about gas. The need for it is growing in Europe, it is going to continue to grow that would mean more imports and more operations on the global market and more liquid gas operation.

As you can see on the right, the Spanish companies, electric utilities have a small size, small presence and, therefore, small capacity for contacting in the European market. If we compare them to the large or even medium size companies, Gas Natural is a medium size one, the capacity of these other Spanish companies is really not too great so this is going to demand a leap ahead.

For Endesa, as you see on the next graph, Endesa was eight in terms of volume of gas but after joining Gas Natural it would jump from position number eight to position number fourth which would give it a very high ability to negotiate over the next few years. We also have to say that this is a relevant problem. It is not a minor problem because over the next few years, and in accordance with the strategic presentation of the month of July, Endesa will have to double its capacity for procurement from today until 2008-2009. It will have to achieve between three to six BCMs more, practically double if it is six, the capacity of procurement for Endesa and, to ensure these, conditions of flexibility and diversity will be a fundamental challenge for Endesa because it is the key for the increase in generation over the next few years.

Finally as regards, the procurement contracts, I want to point out the graph on the bottom on the right, which plainly shows that practically half of the procurement capacity of Endesa is Gas Natural with 2 contracts, 3 contracts minor size, 3 monocontracts, but the diversification of our supplied portfolio currently is very wide and notable. This underlines the existence and the management capacity and know-how of our company that allows us to supply in size, in flexibility and in diversity in supplying Endesa over the next few years in regards to its needs.

We have to continue because the integration of gas and electricity is the key feature of our project. I have to insist on the flexibility and diversification factor.

As you can see currently the six BCMs that are being contracted by Endesa, practically half is Gas Natural are all for Spain. Endesa was saying that the strategic presentation that you see hereto, strategic presentation from past July, they were saying that a proactive position to diversify and relaxed the provisioning and procurement was a strategic point. And they were right. We fully agree with that. Achieving these objectives is a challenge and very important for Endesa and its alliance with Gas Natural will respond to these challenges immediately because diversification and flexibility will be achieved immediately. I have to insist on the point on the fact that these points are strategic for Endesa because you see on the chart, we are talking about CIF contracts that cannot be modified, maybe a little bit in Italy but no more, but there is no fleet, so the possibility of trading for Endesa is practically non-existent and very limited. That is one reason why this is all so strategic for Endesa. This will be solved by Gas Natural very well because Gas Natural has diversified gas sources and a long standing world experience to have the ability to supply and has flexible gas. 37% of our sources of supply are gas through pipe gas and 63% is liquid gas and these amounts finally lead to 62% of FOB contracts with the ability that can be mobilized. That together, with a very important fleet, an enormous know-how and those activities lead to situation where we can access other markets and notably reduce two risks; the risk of not being able to supply gas, and the risk of being over-exposed in a given market. Imagine the risk you run when you are bound to a market and for instance the prices of the gas market cannot be made up for by the pool. Then situation is very serious and that would lead to very notable dysfunctions in the PNL account without the possibility of solving the problem by accessing other markets or other types of customers. After allying itself with Gas Natural, all these problems will be solved very well for Endesa. We must remember again that the gas market moves on the basis of take-or-pay contracts as you know.

And let us insist that this is proven reality because Gas Natural is a company that has a solid track record in the wholesale and trading market around the world. Because right now it is the third of global operators in gas and the LNG and the one of the first in the Atlantic account not only because of the six tankers in operation and one under construction, nine tankers that have different capabilities therefore they can adapt to the situations in the market overall and also a part of this is the experience of many years in different world market where we are operating and we can assure quantities, flexibility and diversification in the supply of gas. And let us remember that this is key to the combined cycles and also it is key to the power supply in the Spanish and European market in the coming years.

Finally, Gas Natural can contribute to the resulting frame after the operation, after the bid. We can guarantee a good equity gas operation. This is why Endesa in July this year said that it was very important to get equity gas and as well they said it was difficult for Endesa to achieve significant quantities given the technological and geo-political risk appointed and reported by them. They are right because the market procurement and gas market in the streams., mid streams and AP. It is a complex market, difficult to access. The access is issued when they become allied to Gas Natural because in the equity gas they may have an irrelevant position compared to Eon or Centrica. Our objective is 15% for the equity gas. These are the goals as declared by these companies according to Wood McKenzie’s report and in our case, we are at the order of Gas de France and Eon and what we want is to achieve 15% and for you to know that right now we are about half the way.

As you can see in the next chart, our position in the case of LNG, we wanted to achieve 15% due to different reasons because in this way we can access the full chain, the value of chain and also because we get protection before the procurement risk and also this is facilitated by this industrial agreement with Repsol YPF because we have know-how, although limited, in this segment and when we are allied to Repsol we can have access to these equity gas markets. Therefore, we are in our project that ensures us this 7% on the slide and we have other projects under study right now. Therefore, we go on in order to go to achieve the 15% goal. Another factor, which perhaps would be difficult to achieve by Endesa, would be a success if they allied to us.

In the case of Repsol, well we have different aspects to this agreement. For one, we can have access to gas reserves, that we need knowledge and action volumes. They are somewhat complex and also, well this is an agreement that helps accessing the wholesale trading around the world. The wholesale and the retail trading have to do with the natural activities of Gas Natural around the world. It is not subject to industrial core aspects, however, in those markets where we are not present today, it is true that wholesale presence will require volumes of action and expositions.

This is an agreement that respects the autonomy of Gas Natural fully in AP and mid-stream, that made highly recommendable this alliance. Therefore, we must insist that any procurement contract belong to Gas Natural as the owner and they are not subject to any problem. So we are the owners of our contract and we are in full autonomy in the markets where we are present. This is a door opened to get the strategic factors we require.

And now please allow me to tell you about how Gas Natural contributes in this alliance. How Gas Natural contributes to optimize the portfolio. You know the key in the generation the key to it is combined cycles. There is no other alternative in the coming 10 years in reasonable quantities that will solve the problem with generation in our country. We should insist that Gas Natural is a leading company in Spain in combined cycles with a very good track record, as you may know, and also we can go into competitive procurement activities. Therefore, our supply capacities are proven in a profitable scenario and we have the objective of 8 400 megawatts and it is complied. This is not the case for Endesa because in relation to the combined cycles of project of Endesa launched in 2001, we see that they are not complying by 1 800 megawatts of installed capacity and right now it is only present in 1 200 vis-à-vis the 1 300 as posted by them.

So our joint operations would solve this problem of the positioning in the combined cycles market from two standpoints. On the left, you see the we would go for additional 3 600 megawatts out of them 1 200 would be in operation next January, and also the joint operations would help towards plants that are under the planning projects, so that in 2009 altogether 8 400 megawatts of installed capacity would be a reality. A relevant figure that is a milestone that should be presiding our joint operations in Spain in order to correct the imbalances of Endesa right now.

And please let me insist in this slide because it is fundamental to have the best-combined generation portfolio right now in the Spanish market. Now, if we talk about 2006 about the generation capabilities of Endesa before selling the assets right now, the current situation without any alliance, 28% of the generation capabilities of Endesa would be for coal, 27% hydraulic, 18% nuclear and 12 % gas. You have this in the slide and if we go to the intermediate to bar, you will see that if the alliance took place the situation will change: Coal would be, instead of 28%, 15% and gas would go from 12% to 25%. This in itself, it is very important and I will insist in that later on. But much more important is that these generation capabilities will be similar to the mix in Spain because the Spanish coal mix will be 18 vis-à-vis 15 in the new group and the CCs will be 21 vis-à-vis 25 in the new group. For us, this is fundamental because the discussion taking place right now needs to be solved by the authority. The regulatory authorities are going through the different interest of the companies regarding of their generation mixes. And for us it is not possible to go on with a future taking into account the individual positions to earn money or not. The key is to compete and to be efficient enough with a good generation mix that will not be left to the hazards of the climatic year or the regulatories advantages to know if it gains in coal or in hydrolics of the moment. This is not reasonable to expect for their future and it is not a position that the authorities would like to have. We think that the key is not to have a competitive advantage subject to hazards and to fortuitous events. We have to compete on equal conditions on the market with the highest efficiency, what does this mean?

Well, here we require generation capabilities similar to the average and it is here, where the debate goes into the efficiency to the power ratio. It is not posed in terms of advantages to be obtained from the generation activities. We should go on to a neutral ground regarding the regulatory authorities instead of going into distorting the market, instead of going into a place where we will have trump cards regarding the electricity pool. So I insist that for us, it is very important that the position of the company regarding coal should be adapted to the Spanish mix and that the position of the company regarding combined cycles should be adjusted to the situation of the Spanish mix. And it is here where our agreement with Iberdrola, no doubt, should help us access the competitive advantages quickly. And if we could go on, please allow me, it is enormously, it is hugely important to talk about the improvements to be obtained from the joint management. We know the debate about the emergence of certain regional monopolies, we do not believe that they exist and please allow me to say that in Europe it is a rule, it is not the exceptions, it is the rule that the distribution should take place jointly in Netherlands, in UK, in Italy and Germany and Austria and only in exceptional situations that would be related to closed markets. For us it is justified to have the synergies in a co-administration. The synergies will lead into savings and improvement for the end consumer in such a way that we really require the joint administration. Also, on the right you see that the joint management of the clients and customers is of huge importance in order to improve our services and costs. And also by increasing competition because as you may see where the situation took place is on market where the realization is a reality. Where competition is in terms of trading and accessing the clients with the fuel and with other services for the turnover and the billing services will bring down cost in terms of call centers, breakages and complaints. So no doubt we are convinced that the management model should allow for competition and for it to happen all the players should go and reach the end customers with competitive offers, be they in gas or electricity. And now please let me talk about the international business and we want a similar strategy in Italy as well. At the top left you can see according to the presentation by Eni, March of this year, we expect a growth on the Italian market of the gas demand about 2 % in the cumulative in the next years. This would generate a deficit because of the reduction of the domestic production and the contracted gas. So in Italy there will be a need for increasing imported gas. Therefore, perhaps today the projects of the gas plants are an answer to this right now. And added to this, that also according to the presentation of Eni in march, there will be a development of combined cycles in Italy. This is a similar situation to that of Spain in such a way that the increased installed capacity will be by 46% in 2002-2010. So it will be necessary to get the integration of gas and electricity and it is already taking place. The bottom chart, the integration is already initiated for gas and electricity. The company has 2 M customers integrated in the two fields. This is not surprising because of the marketing situation and also because there should be a good integration in terms of industry and procurement and it has 3.3 gigas of installed capacity for a company that used to be a gas distributor only. The same happens with Eni, that already has 3.3 gigas of capacity installed with a company, which was only a gas supplier from not long ago, this is not the case of Endesa and it is not the case of Gas Natural, however, the alliance of the two companies goes along the line of what is being done by the main Italian operators, the integration and gas electricity for two reasons, the supply, the industrial management of procurement and also a best trading management and distribution. This is our strategy.

And we have to point out that we will make use, as you see on the next graph, of this convergence between gas and electricity to develop the 4,000 megawatts after selling assets in combined cycle plants to develop re-gasification plants. We are studying four plants and we have to develop two to have, to lead to a bigger portfolio of gas customers and electricity customers in line with reproducing all, in an attempt to reproduce the Spanish situation and follow the market in Italy.

If we go to the Latin American market now, let us have a look at it briefly to see that our model adjusts just perfectly well to the development of this market. In accordance with the International Energy Agency between 2001 and 2030 to the needs for fuel in tons are going to triplicate in the region as well as the needs of gas. Region gas needs would travel, so the natural gas is going to be one of the main sources of energy following fuel and in front of all others. There is no doubt that there is capacity for hydraulic and other developments in the region but after fuel, gas is undoubtedly the main region, fuel in the region and it will be the one that grows most over the next few years.

Also in accordance with the International Energy Agency you can see that electric generation is going to dominate the increase in gas consumption capacity in these countries. It is the same situation, there is no doubt that there has been a tremendous growth in the demand of gas and that will be linked to electricity. So the alliance of the two companies makes full sense in this region too. Specially if we think not about the future, but the current situation because Endesa is currently involved in the process of gas procurement in Chile where Gas Natural might be involved to the international auction of LNG in Chile. And they are looking out for possible combined cycle plants to improve, one in Brazil and one Chile totaling 1,300 megawatts.

So together with other investment in hydraulic power, etc., there is no doubt that natural gas is going to be a determining key factor in the strategy for development of Endesa in South America. And there is no doubt that the immediate future of the region will demand the, more focus on, will have to do with gas. In this area, in this region, the alliance of both companies will give further value to the distribution and trading networks of these companies because Gas Natural has proved its ability to develop stable profitable businesses within regulatory frameworks in these countries and this will combine, with the presence of Endesa, in the electric market in many of these countries.

And this will reduce on the one hand risks in all these countries and make use of opportunities, kept your business opportunities that are coming up. Like we said, in Chile as regards as procurement for electric production in the country. These are realities that will be reinforced by the energy interdependence that the countries of that region are going to display, and it will have an immediate future. And the combination of both companies will create a leader in the region, which will have all kinds of opportunities emerging. And it will also allow to face and address the risks of the region with a greater ability to reduce these risks.

Let me insist once again that the proven ability of both companies is a very relevant asset when it comes to this operation. The way our know-hows and equipments compliment each other is another factor that should be borne in mind. Gas Natural is flexible and competitive in gas sourcing on a global basis and has been for many years. Endesa knows this. They buy half of the gas that they consume. This is beyond question. We also have access to equity gas. Secondly, we have a long successful CCGT build-up strategy. Our track record in this area is proven and is one of the best in Spain and we have strong LNG management capabilities.

So our experience in the construction and development of distribution network is also relevant and successful. In all countries where we operate, we operate in stable frameworks and in the context of sustainable economic development. And we are highly customer-focused business and we are, and this will all serve our new project. Endesa has a long-standing track record in operating generation assets. It has developed strongly, magnificently in markets like Latin America and Italy that we have to make use of further exploit and finally it is a strong electricity distribution operator in Spain and in Latin America. Putting together both teams will undoubtedly be very relevant and both companies will complement each other and this is the key for any kind of project like this key project where we will put together our efforts and pour them into growth and not only into reducing costs.

Let me insist once again that the integration of all these abilities and skills is something experienced by Gas Natural that Gas Natural has done in the past and would do in the future. Let me remind you that, since 2000 the ability for growth in customers of Gas Natural the world over has been 40%. Growth like that can only be achieved with an enormous capacity for integration because that growth has not only been organic but has been a result of purchases. And let me also tell you that at one worldwide level our company in this period from 2000 to date has grown almost 50% in this distribution network and has managed 150% more and the evolution of our combined cycle plants allows us to be the second Spanish operator with the management capacity that is well proven because we have complied with our objective and we are going to comply with the 4,800 megawatts that are pointed out before.

And all these you can contrast and compare with the growth and the ability to generate electricity in the last two years of 180% in business and 33% in sales. The company has been able to match, to come up, to rise up to the challenge of new markets, new technologies, and has integrated successfully.

At the same time has created value for the shareholder and it is important to underline this in spite the fact that the company has had to invest significantly in new markets and new technologies like combined cycle that it was not familiar with. It is one of the European utilities that have a relevant level of profitability in the last 5 years. And if you will also remember that our profitability as per dividend has not been very hard because it was not until recently that our payout has achieved significant levels. You will see that 35% of appreciation contrasts very favorably with the average of the sector and all this has been done therefore creating value at the same time for the shareholder. And we want to continue to do that in the near future. We have improved our payout and we are going to continue to do it and try to make all these ideas, put them or place them at disposal of our shareholders as soon as possible, create further value for our shareholders.

Let me now go to our financial rational. I want to remind something that you know and that is the financing of the operation in such a nature that after reducing the debt we are planning to buy investments which the authorities will finally oblige to make and together with our operating cash flow we will situate this at a debt level in the short term that is lower than the one before the operation, than the one that both companies had before the operation and this is added to the fact that Gas Natural has either syndicated loan by virtue of which 20 banks have given us € 7.8 M to ensure the success of the whole operation with no difficulties. So we are convinced that thanks to our financial capacity, the soundness, the theoretical approach and our agreement with Iberdrola which will facilitate this further, we are convinced to say that we will be able to comply with all our obligations and at the same time maintain an A rating in our financial rating.

And this will improve as demonstrated by Ibex, the value of the share and dividend, and the value of the dividend right from year one. Shareholders of Endesa and Gas Natural will get more for their shares from year one right from the start as a result of this operation and we will maintain our objective from improving the payout up to 52 - 55% by 2008. So we are doing this, we are not only convinced that this project is optimum from an industrial point of view, but it also clearly benefits our shareholders.

As a part of this benefit, of this added value, we can describe synergies, but I would not go in detail, and we are convinced that these synergies are going to be very positive in trading information systems, distribution and I have to remind you that in Latin America in revenues, these synergies have not yet materialized but we are convinced that they will. And in distribution, we think we are talking about 75 M and they will all be, all these will be applied to improving the service because we think it is urgent to do so in Spain.

We have no doubt about the ability to achieve these synergies. And recent Endesa plans tell us that we are right because we have that capacity and we are going to rise up to the challenge. Finally, I am going to talk about the regulatory framework in Spain as regards the fact that our operation will contribute positively to a better regulation of the Spanish market. What are problems of the electric industry in Spain? Well, in a summarized way, you know them. Let me refer to them. The first one is very clear. It is maybe the core of the white paper and it is described in detail and it is market power and generation. That is one of the factors that authorities are worried about. The second one is the tariffs structure. Tariffs are not additives and as fuel costs are not passed through. That also mentioned in the white paper. The third problem is tariff deficit. This year, there will be a deficit of more than € 3500 M. That is a tremendous figure that can’t be carried for long. Another issue is in trading, there is a mismatch with pool process and this is not sustainable. Some traders have opted out. The situation cannot be sustained. The free market, liberalized market is regressing and transition to competition is a desire that has failed.

CTCs or stranded costs tell us that there are €3.7 billion still to be settled then the Kyoto rights only 88 tons allowed by the plan out of their 100 tons a year. And emission rights processed have triplicate and this is affecting the whole generation sector. In distribution we know that it is under remunerated and that there is under investment that leads to frequent and serious quality problems. And finally, in the extra peninsula market, it is not regulated and there are significant uncertainties as regards to the operator.

All of these is on the table and will be part of the concerns of the sector over the next few weeks and months. No doubt it is here where Endesa is facing very important regulatory challenges, higher than for other companies. Endesa will have to pay great attention to these aspects because the impact of the uncertainties above-mentioned are relevant in the case of Endesa because its peculiar positioning, be it industrial or strategic.

And please allow me to go into a brief review in the power generation market to the extent to the white book affecting the Endesa, which is the first operator in a dominant position. No doubt, Endesa will have to pay attention to the way to solve the situation of dominance and how it will affect its track record. The white book states the prices situation as a consequence of certain exposure capabilities regarding coal.

The deficit rate inventories no doubt virtually 45% correspond to Endesa.

Therefore, it is a situation of remarkable uncertainty carried by Endesa in the situation in the case of trading. We remember that it is unsustainable and it has 35% of the trading. No doubt, it produces losses in the results account and Endesa will be affected either way.

Regarding CTCs, right now Endesa has 55% of the pending amount. I do not know what is the policy right now. Right now, I mixed up but for you to know that 55% of the pending amount for Endesa. Regarding Kyoto, Endesa is the largest CO2 emitter in Spain. The allocated CO2 rights were 20% lower than requested. Prices have tripled. This is also to check into account. Regarding distribution, Endesa is the largest distributor with a 38% share and also with very big problems and it has also relevant problems. Extra-peninsularly, it is the only operating company, therefore Endesa is in a very high-risk scenario. Apart from clarifying what the strategy is, it is contradictory what Endesa says of late. No doubt Endesa is in the high-risk position.

And this is also produced by the P&L statement. For you to know some aspects, according to the EBITDA, they reported this to the media, 28% of the declared EBITDA is pending the resolution of two singular events: the tariff deficit and the extra-peninsular compensation. We do not know the way out but no doubt these are the two problems. However, they are resolved we will not take into sustainable profits. The situation is of a relevant regulatory risk but there is more. If we go on studying the EBITDA, you have done it; additional 25% of the EBITDA has to do with the results in the distribution and CO2 allocation. Both situations within a regulatory analysis and strategic analysis half over, half EBITDA is subject to regulatory uncertainty. This is not new. The positioning regarding deficit, regarding CO2 and distribution make Endesa vulnerable and this is a consequence of what I mentioned above and only to insist in saying that the position adopted by them for debate, no doubt will have an impact on the P&L later on. And immediately, I will indicate that the operation we are after necessarily will improve the risky situation, first of all, regarding the coal plants. Contrary to what has been said in some media, it is not a case of having more or less affinity for coal. It has to do with the positioning of Endesa on the market. It is not reasonable regarding the Spanish generation mix. Our proposal is that out of the 50% of the stored capacity, Endesa has right now regarding coal plants, either national fleet, it should go to 28% into a new group. In such a way that we would get on the one hand, bringing back into balance in Spain and also to correct the high-risk exposure taking Endesa to be dependent on subsidies that would be reduced in the future. So, we welcome what the administration presents but not as a strategic factor because this does not mean being competitive in the 21st century. Regarding CCs the current position of Endesa is 14, far from the national average and also vulnerable position because the growth is in that sector. The alliance with us would take her up to a 34% and precisely Endesa would be at the same level as the main competitor.

Therefore, this on the one hand, will lead to a bettering of the position of Endesa in a better competition situation clarifying the additive tariff, the elimination of the tariff deficit, a better remuneration to distribution and the extra-peninsula situation gaining in efficiency.

And this has to do with what we have in our minds; and it has to do with the weaknesses presented by Endesa strategically speaking. And according to what I have said here on the chart, what will happen to the electric market before and after the operation, Endesa and Gas Natural jointly have 47% of the capacity electricity production, 44% Gas Natural. Later on it will be 38. So, this will be improved necessarily. It is for the improvement. Certainly the regulator has a say as well but no doubt you will understand that operations as this one will improve things. Also in trading only 35% of the demand, please let me insist that the sector has not yet been liberalized. Today, the joint position is 42% and would go down to 35%.

Again, what we proposed is to add it to a better competition situation and all this, in a scenario where the difficulties are focused on the electricity market, and much more stable on the gas market. And please, allow me to review this: the gas procurement fundamental for the gas distribution means 25% of the system costs and this comes under the philosophy of a pass-through, there is no other way. Unfortunately, in the electricity sector, 66% of the total costs are generation and there is not any pass through because there is a tariff deficit. This is very different indeed. And as to distribution, the remuneration, incentive aids, the classifications similar to developed countries, I do not know whether in electricity because it is insufficient and there is no consensus about the way to go, and in the gas market 52% is liberalized without CTCs and on the electricity market only 34% with very important CTCs.

This means that Gas Natural has demonstrated the capability to compete in open and liberalized markets without any subsidy whatsoever.

And here I insist the way the gas market would remain regarding distribution before the operation, Gas Natural plus Endesa would have 90. This position would be reduced to 68% afterwards. And as to the trading, this is relevant because here you read 80% of the total value: Gas Natural plus Endesa would be in the 58% and it would be reduced to 52% afterwards. Again, our operation is leading towards improving the competitive situation.

Therefore, allow me to conclude and allow for questions and answers and I would like to insist in the following. Our operation is decided and goes on smoothly without any delays so far; secondly, the integration in gas and electricity is a clear strategy is proven and it is required.

Thirdly, the possibility to abide by the commitments must go through this alliance because it is in a supplementation way. Fourth and this has to do with a capital structure which is solid and consistent. Fifth, our position allows to address regulatory challenges and lastly, in this way in Spain, there will be a powerful energy group that will be the third around the world in terms of customers.

This is part of our work and our efforts because we know that this will reduce a clear and visible benefit and advantage for the shareholders.

Moderator	And now, we give the floor and open the floor, and we will be receiving questions from the floor and later on we will get the questions from the conference call and afterwards we will go through the questions from internet.

Ladies and gentlemen, if you wish to ask a question, please press 01 on your telephone keypad. Thank you.

Mr. Daniel
Lacalle
from ABN	Regarding the gas contract. One of the criticisms to the project made by Endesa is to think that the company is captive of Repsol YPF, please let us know about the diversification of the gas contract and the proportion of the gas contract that would belong to the new company and to the Gas Natural alone.

The second question, the balance between generation and distribution; is this a competitive advantage keeping the integrated balance? Do you think that this company would be appealing with less generation?

Another aspect in relation to page 20 on your presentation, are you including in the generation mix of the rest of the country? Are you including Iberdrola with the assets of the agreement? Do you think that this agreement will take place as it was offered?

And as to the synergies, can you compare these with the costs savings? Do you think that it is possible to save in costs in addition to what have been posted?

And also the position of the new group in Argentina? Do you think that the risk in a country would go down because of being present in the two businesses?

And also regarding the regulations, what do you expect? Endesa has announced that they want in their strategic plan and where would you expect the regulatory authorities should go? Thank you.

Mr. Rafael
Villaseca	Well, first, beyond the commercial message I do not know why Endesa says we are captive to Repsol, the gas purchases of Gas Natural to Repsol is minimum and we will concrete with percentage we bought to REPSOL. Our Contract are worldwide present and Repsol is a supplier….It’s not Repsol directly because it is the Company, Trinity Atlantic Energy, directly with Repsol, within the gas society. This is insignificant and Repsol as a supplier. The case of Cartagena coming from the same source, this percentage is only a small percentage.

Also in terms of the share within the contract, yes, it is because the contract is with BP. It is a consortium where Gas Natural is with BP, it is a long run contract but the dependency going beyond the slogan is non-existent.

Gas Natural has its full autonomy to purchase gas from any source, and to invest anywhere, therefore we have a diversified portfolio around the world and the truth is that this is the way it is.

In the case of the alliance with Repsol, it is different because on a joint basis we go into upstream activities but this does not mean being dependent. This is an excellent industrial agreement because both companies benefit from joint working in a difficult world: going upstream you must be united in order to be present in the international tenders to reduce risks with the common knowledge.

This is our alliance but I insist this does not mean being dependent beyond the slogan.

And as to the balance between generation and distribution, the business of distribution is a business where both companies are present. Gas Natural in the gas distribution notably and with the proven success and this in the electric industry with the significant problems that have to do with probably investments of the last two years in the regulatory framework but we are convinced that these are businesses that utility should develop efficiently and we would not wish to reduce our present distribution because we think that it balances the value chain and the activity risks so we are still entrusted in distribution as we are in trading. Next please.

Question	Yes, as regard to this, the position of balance is recognized by Endesa after the dispositions or resolutions. The situation is no less the same as the show position that it had. It is true in the beginning but the contribution of projects that Gas Natural has basically cycle, combined cycle and a little bit with the renewables will allow us close up that gap more quickly than with a stand-alone Endesa plan. So Gas Natural will contribute to close out that gap in generation that Endesa has.

Mr. Rafael
Villaseca	We continue with the question. Iberdrola on the graph on page 20 does not contemplate or not contemplate. Have you got it? If you got it in front of you, you will see that it compares what the company, the situation of the company would be in 2006 after divesting what the generation mix would be in Spain. So it is a question of comparing the new situation with the mixed for the whole country. However, I have to tell you that this company thinks that those assets should be divested from Iberdrola in accordance with the agreement that we have signed. We think it is the best way to guarantee the situation and on the other hand this is not only a problem of competition but rather it helps or promotes existence of competitiveness in many areas where both companies are present in the market. Such an issue that the authorities will have to solve but we still think there are agreements, Iberdrola is a good agreement both in terms of Gas Natural and in terms of competition.

As regards to synergies maybe Carlos, you can explain them.

Mr. Carlos
Alvarez	Yes you have the details on the screen and I would not like to focus on this whether it is the same or not. As regards to what we are contributing to this, we understand that this is a realistic plan. It is based on, not conservative, but realistic numbers. As figures if you look at the presentation of Endesa, sometimes the sources of information did not coincide with the oddities and improved accounts and combining both is what leads to synergy, you combine two structures, it has got to be an integration of some support function, there has to be a combination and an integration of both, when synergies occur and I understand that it is not in the plan.

The same applies to a commercial area. Commercial area is a liberalized area. I always think that trading is liberalized. We are talking about marketing, advertising, everything that has to do with the liberalized market, so we understand that joining slow economies, putting together expenses in marketing and advertising together with Endesa’s will allow us to obtain these synergies that we have got here. In the same distribution and then I would say that it is basic, first of all to have integration and to that apply what the overlapping could be in terms of purchasing joint developments, etc. So, I think these plans are realistic and I think that there is no room for criticism. As regards to all the relation between this and Endesa maybe Tony wants to add something.
Mr. Antonio
Basolas	Yes, just to add additional data. I got the 320 M. There were a 110 M associated with the business of distribution. As you know this is a regulated business within the different scenarios, that Endesa presented, distribution improved it a bit over 620 M. A 110 is a result of efficiency, 210 as a result of increased activity, and 310 as a result of regulation. I do not know whether all of these are compatible when we are talking about a regulated business. We know that efficiencies, regulator always tries to translate these efficiencies to the consumer. I am sure Endesa must have analyzed this from the point of view of value that will be a problem in terms of regulation. As regards to generation where there were also efficiencies, I think that Endesa is thinking about closing down fuel oil plants and reconverting some other plants and introducing combined cycle plants which will generate efficiencies just by changing its generation part. And then trading, I do not know what the scenario is that they think the entire scenario whether it is going to continue to be a tariff deficit or not, or whether the trading business is a good business or not to achieve the efficiencies that they want. I think that great part of the efficiencies that they want to achieve is either contemplate or associated with the regulatory framework in the future. As regards to the issue of Argentina, we are convinced that the alliance of both companies in this country will be very positive because there will be two more M electric customers added to the 1,300,000 gas customers and we are convinced.

The regulatory frame in gas is very well advanced. As you know, we have high hopes of solving this soon and then we are convinced that after solving this regulatory issues which in gas there are not yet practically solved. We think that the country will undoubtedly have possibility for growing a bigger possibility or potential for growth. The regulatory framework will have two covenants; first of all we are not convinced about the opinion of Endesa as regards to this because in the last presentation, there were doubts expressed as regards or had been said in the before last, CTCs, whether it is going to be zero CTCs or 3%. What is it going to be in the future? Is there going to be a deficit? How are profit growths going to be carried if this is the case? Current profits are based on a deficit of 3,500. If there is no deficit, how can you carry this? We really do not understand this with the regulatory framework that they pointed out and the last presentation was not clear in this regard.

Moderator	I will remind you that in order to ask a question you would have to press 01 on your telephone keypad. Thank you.

Mr. Paul
Rogers	Hi, good morning. I am Paul Rogers from Maryland. Question in English if that is okay.

Two follow-up questions and then 2 other questions. On slide 20, when you look at the mix of market, the thing I do not understand is why you want to be like the rest of the market. You must want the highest margins. Coal costs are falling. Gas costs are rising. Oil price estimations for the future seem to be quite high. And I would have thought you would want to maintain a higher balance in coal to beat the rest of the competitors. Certainly, FENOSA seems to have some of the best gas contracts around with a second train option in Egypt. Sir, can you just clarify that for me.

On the assumptions for Endesa from that presentation it seems to me that if they are only half-right they are well above analyst expectations. So do you think that they are completely wrong or do you think that the cost cutting is achievable? Or do you think that we do see growth in the tariff moving ahead?

On the special dividends, shareholders that I have spoken to love the idea of the dividends as a balance. You are in a hostile bid and I do not understand why perhaps you do not embrace the dividends as a potential for the shareholders. And then the last one is in Brescia, which is moving to protect its interests in Italy. What kind of preemptive rights do they have, if any? And could you see actually yourselves being squeezed out of the Italian operations?

Mr. Rafael
Villaseca	Okay. Well, several comments. What we are saying is that the generation mix should not be too different from the market mix because if it is, funny things might happen. The company has to have the best margins obviously in each activity or at least in most of them. We do not want to have the same margins. We will not have the best margins but we do not think that the key is having a different generation make-up because then there can be phenomenal, or current phenomena in the past, distorting phenomena. I will explain what I mean. At this time, yes, it might be an advantage to have coal plants but until when? Until when? There a series of factors that are beyond the control of the company like for instance the cost of the emission rights and subsidies. And all that, put us in a regulatory framework which is very, very risky because it does not depend on efficiency, it depends on external factors.

Now it is obvious that the process of gas this time as regards to the pool would make that alternative difficult but that was not the case 12 months ago.

We do not know what will happen in another 12 months. So the degree of risk that you carry when you are imbalanced as regards to the market is very high. In this leads to situation where at the end of the day you have to have very strong leverage in terms of regulatory advantages. And we do not believe that. We think we have to use not regulatory framework but greater efficiency if the Spanish market has 18% generation capacity based on coal, if somebody has 10 points more, you ran the risk that if the emission rights triplicate, you are in a situation of a very, very high risk. What the company should do and we are trying to do is be the best and most efficient in the exploitation the use of these plants and the same applies to other technologies but not take up a risk position based on factors that we cannot control. There are external, so we do not renounce. We want to be the most efficient but not based on whether it rains or not one year. We want to be coherent and we want to have reasonable risk exposure. And that is really what we are doing, where we are basing our operations.

As regards to the Endesa projections, well, Mr. Basolas will give you a detailed explanation.

Mr. Antonio
Basolas	There are a series of regulatory presumptions in a series of macroeconomic pool price presumptions and coal price, CO2 emission aspects and I think that they are bias because they favor the Endesa and probably damage other competitors on the market so I think these figures have been made ad hoc to present growth. And if provisions and projections are complied with, if you look at the regulatory issue and the macroeconomic aspects, the results would be what Endesa has presented. We think that the regulatory framework is not going to go in that direction. It is not going to move in that direction because it will significantly damage some competitors and particularly benefit others and we think that the regulatory system has to be balanced, we think for all partner and players on the market.

And also in terms of prices to be accepted any option may be valid but they are aggressive because part of their growth of the EBITDA as forecasted has to do with those assumptions so I do not know what would be at the top regarding prices but the incremental margin are prices that are not sustainable in the long run. Perhaps at the end of the day would be acceptable but they would still be aggressive. As to the hostile nature and the dividends policies, irrespective of what the take-over act says to be complied with no doubt that the company Gas Natural will take into account the dividend policies because if we would not react properly then it would be much more expensive by distributing extraordinary dividends with the much more expensive. So it is logical to expect that extraordinary dividends would have to be discounted from the bid in order to have that bid without any change because we are not considering it to be more expensive so there is no change in our offer and the financial logics is behind us. In the case of Brescia, where we will take it on account all the commitments that maybe existing in order to go into agreement with Brescia. The possibility of going into common projects in the long run for both companies is of such nature that for sure we will achieve an agreement, on the one hand, to develop our divestment projects with a good profitable project and always recognizing the rights that are present.

Mr. Javier
Garrido
from Dresner	Good morning. I am Javier Garrido from Dresner. The first question has to do with the flexibility in the supply. The slide that you showed, they assist the subcontract, we have seen them on the paper for many years. They are attractive on paper but in reality there is a trading policy. There are regulated assets leading into supplying certain destinations and in the last years, we have not seen the good effect of the flexibility and diversification policies. What indication you may give to us about the profits derived in the last years? Would they not be restricted by this bid?

The second question has to do with the regulation as such in the electricity market. I think that Daniel already mentioned this. Perhaps you may throw light on your hypothesis when going into a bid. Perhaps you come from analyzed details in relation to the regulatory market. What are your hypotheses? In the bid, you said the conditions on terms are not to be changed. Perhaps a regulatory market would be clarified and then you would change and modify your bid.

Mr. Rafael
Villaseca	As to flexibility, to clarify the issue, this has nothing to do with the regulated market. This is different. The related market has to do with the provisions under the contract of Magreb. It is true that the fix of the supply are fixed outside the flat aspects of the contract. This is for LNG. This is not subject to the situation. The regulatory market is not adding or subtracting the regulated market is synonymous to liberalization so it is going down this year. It has gone up for a while but it is going down. The regulated market in Spain is going down and it is also covered by the gas pipeline of contract of the Magreb. Flexibility is present and the Spanish market is growing at 20% rate and this has to do with the marketing policies in the liberalized market by the company. Therefore the company decides what liberalized market it wants. The problem is when the company cannot do this. This is the situation of Endesa. This is why they have paid attention to the Spanish customers in spite of the little interesting situation because on the Spanish market, there is a mismatch between the Spanish prices and international prices. The action of our company, the radical action of our company would have meant the radical cut in the Spanish market. This was not done because we go for a free action in a free market. The regulated market is regressing now and it is in relation to the Magreb contract.

However, when the company has gone into remarkable trading operations namely in USA and in the Middle East and as soon as the Spanish market will be normalized, this means abandoning growth rate by 20 or 25%. This growth rate 20-25% limits our action possibilities as you may understand and also the Spanish market prices have to adapt into the international prices, something that is already starting. And as to the regulatory aspect well, yes, I will tell you that we have gone into a general assessment of the framework and we are not directly linking the value of our company to a change in the regulatory framework but perhaps Antonio will say more in order to analyze the value. We analyzed different regulatory frameworks and different energy frameworks and what is important to us is a return on our investment to be complying with the capital costs. So at the end of the day, in the long run the assets we will be paying will have the adequate retribution therefore, the energy scenario of the first year will not influence our value because we cannot go in and come out of the company. We are there forever.

Mr. Antonio
Lopez
from Fortis Bank	Good morning. I am Antonio Lopez from Fortis Bank. I have three questions: one in relation to the joint management of the distribution networks. You have talked about profits, but you have not talked about the joint management of the network. If the regulator, because of a certain situation would think different about the joint management of the networks and perhaps it would put as a condition that 1.250.000 customers have distribution would have to be in areas as Catalonia, or where there is a dominant position. Perhaps this would have to do with stepping back and in the case of Iberdrola Agreement, this agreement with Iberdrola has to be subjected to a different schedule, subject to the approval of the competition authorities and the energy market. Can you give us timing as to the approval expected? And I assume that the revenues coming from Europe are under one-third and perhaps there will be a conflict in relation to the European competition authorities and the Spanish competition authorities. You are selling assets with European and Spanish components under the case of Iberdorla have your word enter into a conflict and well, you are talking about creative synergies. You are talking about the joint benefits in the transmission. As in the case of ENAGAS and the Electricity Group, the chairman of ENAGAS says he is not for the joint management because of the synergies. I also admire the last question. The truth is, that right now most companies and ENAGAS and Red Electrica have different problems. In the case of Red Electrica the problems have to do with administration in the voltage, in the generation. In the case of ENAGAS, it has to do with huge investments in order to cover the demand. Well these company’s problems are different so it is like the chairman of ENAGAS says, “I do not see advantages because both companies has very different objectives in the long run”.

As to the networks and the joint management we continue to think and we hope that our position will be admitted by the competition authorities. In the case of the joint management, well it is something normal in Europe. It should not be confused with the trading in one hand. This may be usual especially in the electricity sector, both things are confused because it is a closed market but the gas market is liberalized, therefore the solution is not trading. The truth is that in the liberalized market Gas Natural has lost position being a distributor so we think that the guarantee for competition is established by going into the trading competitive advantages without having distribution in two hands. The logic in their networks indicates efficiency and profitable actions. Therefore, there may be profound reasons in limiting the advantage something that will have an impact on the customer and the networks and the tariffs. If we want to open and liberalized, I do not know why this should mean that there should not be only one distributor. I insist that this argument in the electricity sector may be a problem because it is sector’s market but in the gas market it is obvious. The proof is power progressive reduction of power market share. Therefore, we hope that this will be considered in this way and we will be providing at full explanations as required and as to Iberdrola, I want to say that first of all, regulatory uncertainty cannot exit because the European community has already given the opinion. It is not up to the EU authorities and the operation regarding Portugal and Italy within the hands of Portugal and Italy. We have already addressed Portugal and Italy. Letting them know our position so that they will do whatever they should do. So we understand that these will go that way as it has already been explained yesterday and what was already said by the Spanish authorities. So it will be done after solving this problem of David. Later on we will be talking about divestment. I do not have the calendar with me, the schedule with me, but what do you expect? Well, it will be based upon the review, the agreement, the way it will be reviewed. Perhaps two, three months for the review but the review I think should be easier “because if it is the surveys and the court.” They have already analyzed the assets but as to the administration I cannot say anything about changing the normal deadline. In the case of Portugal and Italy, it is easy to analyzed therefore it should be done in the short run, no doubt.

Mr. Ivan
Leal
from BBVA	Good morning. Ivan Leal from BBVA. There is something that I do not understand. On the one hand, from the business point of view, you emphasized that there are two issues, two aspects, improvement of gas procurement, flexibility, costs, etc. On the second hand, you have said that you expected various significant savings in joint management of gas and electric networks but if I look at the synergies, I do not think that is the case. These synergies, what they do I think is just to add size really, why is this? Are you being very, very conservative? Are you talking about longer-term synergies, what is the problem? As regards to divestment, if the Spanish regulator forced you to divest more than what you thought you would do in Spain, would you look again at divestments outside of Spain, Italy and France and finally very briefly, I understand that the fact that the divestment method is changed, that this direct transaction through Iberdrola is not done and you have to so an auction. If you have to do an auction you are not worried about that, are you?

Mr. Rafael
Villaseca	I have got several answers. He asked different questions.

Yes, there is no contradiction. Our exposure, my presentation is clearly explained. We in procurement have not considered any synergies in spite the fact that there will be synergies. The reason is clear. We do not want to create uncertainty about what synergies we are going to get. We assume we are going to get synergies out of procurement by giving the volatile procurement market at the moment in the international situation. We thought it would be prudent to say that we will get synergies out of this but not get into details. There is no doubt, for example, that Endesa will, there is a difference between buying six BCMs on their own or buying 30 with us. There has been obvious tremendous difference. There will be synergies. And we are talking about 75 and as regards to divestment we are talking about €75 M a year. And all that money will be invested in the improving distribution CAPEXs because we think that this low investment of investment yet to be made in the electric site or especially sudden project does not just a question of basically reducing costs and procurement is different to quantify this and then provision, they will be aimed that increasing the CAPEX. As regards to divestments, we want to comply with our agreement with Iberdrola because that is the agreement that we have. And secondly, because we continue to think and this is good not only for the company but for the Spanish competitive framework of co-subject to. The authority say we do not believe in the auction procedure. Nobody has believed in this procedure so far apparently because nobody has done an auction to do this so there is a lot to talk about auctions but we have never had auctions in the past. We will still be subject to what the government says but we think that that is a good decision and obviously their company could not carry or comply that certain divestment requisites because they would denaturalize their project, we do not think that is what the government will finally do. Any divestment will be based on the reasoning of maintaining the balance of competition and that is why we have full confidence that the plan, is it adequate because it solves the problems of not having better positions in contrast or in comparison with the previous positions but we will comply with what ever the government says.

Mr. Antonio Cruz
from Banesto	Yes, Antonio Cruz from Banesto, two very brief questions. First of all, Endesa in its last presentation said that they are feeling of their rootshow was positive. Things were going well. I would like to know what your feeling is with your recent rootshows and apparently it is possible that the reason that the CEO mentioned before might have to do with the fact that opportunities have been offered to investors in terms of EBITDA and they are being complied with. Would you be prepared to review and increase your EPS targets in the future? What if the company integrates fully with the other company if the operation goes through?

Mr. Rafael
Villaseca	Yes, my colleague from Endesa spoke about the operation as a dead operation. Well it is not dead, it is in good health I can tell you and the proof is the interest that it still has. And the concerns it is generating among the team of Endesa. In spite of being “dead”, I do not share the statements of my colleague. I think their perception of the market and you know this is obvious. Please look at the ups and downs of Endesa on the stock exchange as regards to the bid. If the stock exchange is the mirror of the market, well the stock exchange believes in this bid and takes it seriously and there is a direct relationship between what happens on the stock exchange and what is being said about in the bid. No, we do not believe this operation is dead. We are in contact and in touch with our investors. We will continue to be in touch. We think that the project still makes enormous sense. It is enormously interesting and it cannot be bad received by the investor community. At the end of the day we will see what happens. I have to insist on the fact that whatever we can do to let investors decide as soon as possible is what should be done. Any measure that wants to make it difficult for investors to decide is, I do not think a good thing. It will create barriers and obstacles. It is not a good thing and we are firmly convinced that our offer is interesting and that the investing community is receiving it well.

The second part, yes, of your question. No, we are not going to review our targets. The projections, I have said this before I do not want to repeat it but anyway, the detailed analysis of the results we presented, you will analyze the data. We have and I think there is a lot of uncertainty especially in terms of sustainability. It is very difficult to believe that although it is going to happen in the proposed conditions and aside from atypical aspects that you know about. Things like the increase of generation margins or advantages deriving from the new electric regulatory framework. We think all this is wishful thinking and that at least, we are going to wait to see whether all this fantastic illusionary things are confirmed or not.

Sorry we cannot hear the question, the microphone is not being used.

If we are lucky enough on the regulatory framework to be fantastic and margins double and this marvelous occur and we grow by 70 or whatever percent, this would be marvelous but we do not believe this.

Mr. Alejandro Vigil from
Citigroup	Hello good morning, Alejandro Vigil from Citigroup just one question about the possibility for the operation to be turned into a friendly bid. The agreement with Iberdrola cannot be penalized it or can you be penalized if you do not comply with the agreement with Iberdrola?

Mr. Rafael
Villaseca	Well our agreement with Iberdrola, we are firmly committed to and we are going to comply with it. And this company will honor its commitment so, you know, there is no other possibility unless the administration, the government says something different but the bid in terms of being friendly I think it always should have been friendly. We should forget about hostility and really go to what we are interested in and which is the opinion of investors and shareholders. And in that aspect I think our operation is open to any kind of improvement.

Moderator	Any more questions from the room? From the floor?

1:44:50 [English version interrupted] You were saying before, Rafael?.

Minute 1:44:55 [English version begins again]

Question	So question, the stock exchange is not the mirror of the soul but it is certainly the mirror of how people are taking this bid but the market is also, as we see in the spread, is with this -5%, thinking that this is going to be a significant improvement in the offer from Gas Natural unless it is in contrast with your statement from the beginning where you say, “Your not going to improve this offer”. So we are a bit confused what is going on that spread, because it does not seem to match what you are saying?. Thank you.

No way, I am not confused. We have to insist to own something. We believe that this is the right price. Price we offer is the right price and contrast with what is being said recent operations on the market low, as Unión Fenosa and ACS confirmed this or go back to the presentation of ACS to the market. So we think that Endesa has not achieved the value we are offering in 5 years except 3 to 25, that centered higher values than ours, and we still think that given Endesa’s situation this is a very attractive offer. Obviously we have got to convince investors but we still think the same.

Ms. Sonia Ruiz de Gariba from Caja
Madrid Bolsa	Hello good morning, Sonia Ruiz de Gariba from Caja Madrid Bolsa, we have had that there is no idea of improving the price but would there be any possibility of reducing the percentage of capital acceptance? Thank you.

Mr. Rafael
Villaseca	We have already mentioned that is something that can be reviewed or missed to have 75 for comfort and convenience but it could be changed. We have not thought about this again. I cannot really add anything because we have not considered this is an open issue. You cannot put the limit up but well, the decision to bring things down but I do not know. We are going to keep to what we said so far.

Yes, another question from Daniel.

Minute 1:47:21 [English version interrupted]

Moderator	I remind you that in order to ask another question please press one on your phone

Minute 1:47:27 [English version begins again]

Mr. Daniel Lacalle
from ABN	Yes, thank you. Two questions. One on the possible additional divestments. Have you got any figure in mind that would make it impossible for the operation to go through to come true? In the event that the Council of Ministers makes a different decision from the decision you expected to make. In this regard the dividend in the offer that ION launched for Scottish power, the maximum dividend gap was included to allow the company to buy or to pay in the case that the process delayed and went on for longer than was expected. Have you got any idea as regards that? Was it included within your estimates just one hour? I would just like that to be clarified.

Mr. Rafael
Villaseca	As regards to the first question, we do not have any figures in mind it depends on what we are talking about. The issue for us, any condition that denaturalized the project would go against the operation or maybe perhaps at the operation but I do not know.

Carlos will respond the second question.

Mr Carlos
Alvarez	As regards the dividend, the traditional dividend policy of both companies who is going to be borne in mind and if it is no different from what Endesa does and has done traditionally. From what we have done until traditionally, well that will be done and there will be no adjustment if things are complied with that. And it does not that goes beyond that, well then it is something else. Somebody wants to pay a dividend that is within what was initially described, that is fine, but we cannot really talk about anything that goes beyond that. What is normal is what has been established as normal and anything else goes beyond that.

Moderator	Any further questions from the floor? Good, the last question Antonio Cruz.

Minute 1:49:45 [English version interrupted] Just a clarification (…)

Minute 1:49:57 [English version begins again]

Mr. Antonio
Cruz
from Banesto	The question has been misinterpreted. I do not think it was whether you are prepared to increase or decrease the limit of 75% but rather I think it referred to the offer conditions which are 65%, I understand it is also subject to a modification at this moment.

Mr. Rafael
Villaseca	There are no changes as regards to the offer.

Mr. Antonio
Cruz
from Banesto	Ah, thank you.

Moderator	There are no questions, is there no more questions in the rooms I will now go to telephone questions.

We have three questions in the conference call.

Mr. Jose
Javier Ruiz
from BNP
Paribas	We wanted to ask you three questions. One, what would the effects be on the bid of the appeal of Endesa to the Luxembourg Tribunal of the European Commission?

The second question, I would like you to clarify the potential for trading in Latin America? If I am not mistaken, there are not too many overlaps between Endesa market and Gas Natural market. I wanted to know what the situation is in terms of eligibility by domestic customers specifically. I have been talking about in Buenos Aires. You got the north part of Buenos Aires and then Endesa is in the south. I would like to know whether customers can be eligible biting gas and electricity in those areas?

And my final question has to do with flexibility, as regards, possibility of arbitration between gas and electricity in the Spanish market bearing in mind the fact that there are physical limitations as to underground storage possibility. Thank you very much.
Mr. Rafael
Villaseca	In relation with the first question, I understand that the Luxembourg Court is reading the appeal on the part of Endesa. Well, with respect to the EU court authority, we think that there will not be any delay and it will not be a draw back and we say this because the ruling will be the correct one and also because the arguments do not leave room for doubt. Please, I invite you to read the decision because the audited and the final figures are the ones to be under studied and of the 30 odd adjustments and alterations of figures both with Endesa, from the nine analyzed, none is credible by the European authorities. I invite you to read the case so that you will be convinced that there was not a way out for Endesa, the figures cannot be altered and irrespective of other considerations, it is not covering the two-thirds according to the EU directives and as to the arbitration aspect, I agree that the storage capacity in Spain is limited in gas. Therefore, it is our limitation for the capacity of movement, the fleet, different markets and the capacity for playing between wholesale and retail markets. It assures that when we are growing up to 20%-25% rate, the supply maybe a problem as well of the arbitration but the arbitration problem is not solved by storing more but by moving the gas into other markets. Other operators are doing this in Spain and in future when the situation between demand and supply will be the required one, it will give us the possibility of moving the gas. It will not be allocated to a certain and consumption in terms of the take or pay. Well in Latin America, it is true that the degree of liberalization is lower than in Europe. But we believe that in the long run, the domestic and the commercial one will also reach the liberalization as in Europe. It is also true that in some cases, there is not any overlapping but there maybe shared services going to what synergies, for example, having the same call center or the same technicians and the crews. So, this is to be analyzed as soon as integration would be a reality. We think that there may be opportunities for operational improvements. Perhaps it would not be in a pure or dual fuel offer, as we understand it on the European market.

Mr. Raimundo
Fernández
Cuesta from
Crédit Suisse	Yes, I want to ask about the business plan tabled by the company sometime ago because the Endesa’s investors are being offered a substantial part of the offer tabled by Gas Natural in terms of shares. Why is there not a new business plan? 450 M EBITDA for the electricity business is still credible?, and if the bid does not go through, what will happen because Gas Natural would have to solve some problems in this business because of the situation of the regulatory framework right now in Spain and regarding the distribution of business, Endesa was talking about regulatory risk for the distribution market in the middle run, what is your views?

Mr. Rafael
Villaseca	Well Carlos, perhaps you can talk about the business plan and the figures?

Mr. Carlos
Alvarez	Well the business plan, the one we contemplate, the one we present. We understand that it is still applicable and it is the one we transposed for the integration in the plan, we have tried summarized for you.

Well, this is not change because we understand it is still applicable and its fullness in the distribution business in Spain, Latin America, in Italy, it is internal part to this new plan of integration with Endesa, so it is not for changes. The same applies to the business, the wholesale, retail. Once integrated, it will not introduce changes into the scenario. When you…what do say about the electricity business? We maintain our plan. We have not changed anything. 4.8 megawatts is our goal in 2009, nothing changes and our mother’s contribution under renewable. There is a little handicap, the mismatch existing with what we are losing in the trading business, but you have seen this when we presented the results. You noticed that as a whole, electricity, generation plus trading, what we are losing is netted and trading is growing. Therefore EBITDA is positive and it is growing at new percentages above last year in an unfavorable scenario, in an environment of high field prices. But we are going up and in the growing environment, if today is with 800 and we would go into 1,400 and this I add renewable, well if it is 400, 400 it is applicable. It is not for revision because with the current setting and perhaps, well this setting will be improved if the miss function is redressed well I think that this stand alone business plan is not for changes. It continues to be the way it is and only to add a reflection. This is a project summing together to complimentary companies, so our stand-alone business plan is what it is, but also on a joint basis, we can go for higher success quotas in future increasing the electricity generation. Gas driven? We are convinced that integration of both companies will allow for facing future challenges and our stand-alone is still valid. A different thing is that because of the integration, organic aspects post difficulties. It is difficult for ENDESA to go into the gas market even if they would like to do it. It is necessary to get the right volume in order to become a fully integrated company. This is why we know that the joint plan is kind enough and our stand-alone business plan has its own virtues. They are maintained and with less risks than with Endesa on its own.

Moderator	I think that there is last question coming…yes?

Mr. José De la Rosa
from UBS	Good morning, I have different questions. One has to do with the previous question. You have said that you analyzed different scenarios before announcing the bid for Endesa. You want attractive retribution above capital cost in the middle and long run, they share it with me your context. Now, in the sector, the regulatory province what is your vision in the case of increasing the tariff for the future years. Do you think that the regulator will establish an additive tariff? Do you think that the violator will acknowledge the tariff deficits and in the next future, what are the views of the regulator about new tariff trends and renewables? Well, you know that there are regulatory problems affecting Endesa. What are you views? And also something else you said previously. You have mentioned the possibility, well if the regulator or the government in this case, in case the government denatured the operation undergone, would you stop your bid? Please give me details at what level of divestment would you think the operation would be denatured and if you were asked to invest much more in other areas than expected, would you decide this has been denatured?

Mr. Rafael
Villaseca	Well, this is going into a wide range of questions. It is true and we have not gone into depths. Well, the limits will depend on the negotiations, on the talks, under circumstances and yes, we have to see what the government will decide for.

Well, our plan is affordable because it takes into account the increased position of the new group and the consequences of this operation when merging two company and as to the regulatory framework, our position well I do not know what the government will say. I have no idea but we understand that well, no doubt we would like the road to lead to liberalization and to transparency in a competition market. We do not think it has to do with establishing caps or limitations or more markets, privileged markets. We do not believe in this solution. We rather go towards liberalization going for competition instead of going for intervention. No doubt tariff deficits should disappear because they distort the market and they throw the traders out of the liberalized market. Banking intentions because at the end of the year, high figures must be administered for and this is not in the white book and the imposition of caps is not a solution, probably it will be a source of problems because though we have traveled to see what the cap we would like to go for. We go for establishing competition rules on an equal basis, on an equal footing for the different players and it is here where necessarily, if we want to walk our way from deficits at the end of the year, the tariff should include the cost so, whatever the transition period is, we require tariff accounting for real costs. The sector will not flourish if we want to increase competition to tariffs should be accounting for real costs. So no to caps, no to deficit policies.

But rather the basics scenarios based on the fact that in the mid-run, the midterm, fuel costs are recovered through the tariff, regulatory tariff system that is established.

Moderator	Good, next we are going to read out the questions that have been coming by e-mail. There are two people who have asked questions. The questions that have been replied to, we will not read.

We start with Miguel Medina from Deutsche Bank. He asked about equity gas. Why do we have a target of 15 and not turn 25%? And then if we keep the 15% equity, equity gas target, what would be the result for Endesa?

Mr. Rafael
Villaseca	Well, the figures are not a magic figure. We can reconsider it. It is in line with what similar companies have established. 15% is reasonable for a company like ours which has no add equity gas positions until now so we are very satisfied to launch this first target in line with our European colleagues and then we will see whether we are in line neither slowly maturing projects. We will see what happens. We might increase the target but we will see what happens. As regards with Endesa, whether it gives us six times more BCMs more in the short run, this probably means the possibility three have grows since three more is nine. Over the next few years, this would slightly increase because this would mean six and three, nine more BCMs. With that new situations we might reconsider our aim but we want to consolidate our 15% and think what are the new objective might after that.

Moderator	Good, the next question is from Andrew Moulder, Credit Suisse. The first question is what our objective is, final objective as regards corporate structure. Do you want to merge Gas Natural and Endesa or on the contrary do we want to keep the company separate? And the second question has to do with the question that was asked before about the potential for expanding into non-regulated activities in Latin America whether we have thought that expanding on non-regulated activities in Europe.

Mr. Rafael
Villaseca	As regard to the second question, we are thinking about using all the market opportunities so and entirely as possible that the reason opening up at the market would lead to business opportunities in the liberalized market and we will use them in Europe in the markets we can. With regards to the first question, yes, we were thinking of merging both companies to make full use of the synergies situation would give us. So we will fuse them, we will merge them.

Good, well if there are no more questions, so we close the presentation. We thank everybody for being here. Both physically and virtually, through conference call on the web cast. Thank you very much!

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